EXHIBIT 12.1

FTD, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Fiscal Year Ended June 30,					Six Months Ended December 31,
	1999	2000	2001	2002	2003	2002	2003
EARNINGS

Net income (loss)	$(2,861)	$(15,137)	$1,321	$8,015	$9,289	$9,156	$10,349
Income tax expense (benefit)	(194)	(7,586)	3,401	6,718	15,373	6,408	6,686
Minority interest (1)	—	(4,389)	1,908	2,525	—	—	—
Fixed charges	7,402	6,231	5,809	3,972	2,066	1,353	811

Earnings	$4,347	$(20,881)	$12,439	$21,230	$26,728	$16,917	$17,846

FIXED CHARGES

Interest expense	$6,890	$5,677	$5,195	$3,342	$1,577	$1,077	$445
Interest in rent expense	391	554	614	630	489	276	366
Preferred stock dividend	121	—	—	—	—	—	—

Fixed charges	$7,402	$6,231	$5,809	$3,972	$2,066	$1,353	$811

Ratio of earnings to fixed charges	0.6x	— (2)	2.1x	5.3x	12.9x	12.5x	22.0x

(1)	In fiscal years 2000 through 2002, minority interest expense represents the public stockholders’ interest in FTD.COM, which was eliminated as a result of the 2002 merger with FTD.COM.
(2)	For the fiscal year ended June 30, 2000, we had earnings of ($20.9) million and as a result earnings were insufficient to cover fixed charges by $27.1 million.